                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Hungarian Telephone & Cable Corp.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   4455421030
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                                 (CUSIP Number)

                         Postabank es Takarekpenztar Rt.
                               H-1132, Vaci ut 48
                                Budapest, Hungary
                       Attention: Chief Executive Officer
                                 +36-1-268-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 10, 2003
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.         4455421030
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons
      (entities only).

      POSTABANK ES TAKAREKPENZTAR RT.

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2.    Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]

                                                                          (b)[ ]

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3.    SEC Use Only

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4.    Source of Funds (See Instructions)
      NOT APPLICABLE

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

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6.    Citizenship or Place of Organization

      HUNGARY

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                  7.    Sole Voting Power            0
Number of         --------------------------------------------------------------
Shares            8.    Shared Voting Power          0
Beneficially      --------------------------------------------------------------
Owned by Each     9.    Sole Dispositive Power       0
Reporting         --------------------------------------------------------------
Person With       10.   Shared Dispositive Power     0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      0

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

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13.   Percent of Class Represented by Amount in Row (11)
      0%

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14.   Type of Reporting Person (See Instructions)
      BK

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                                  Page 2 of 8

1.    SECURITY AND ISSUER.

      The securities to which this statement relates are shares of common stock, par value $0.001 per share (the "Common Stock") of Hungarian Telephone & Cable Corp., a Delaware corporation (the "Company"). The principal executive office of the Company is 1201 Third Avenue, Suite 3400, Seattle WA 98101.

      The reporting person is filing this Amendment to Schedule 13D to reflect its disposition of all of its Common Stock of the Company.

2.    IDENTITY AND BACKGROUND.

      This statement is being filed on behalf of Postabank es Takarekpenztar Rt., a company limited by shares organized under the laws of the Republic of Hungary (the "Bank"). The address of its principal business and principal office is H-1132, Vaci ut 48., Budapest, Hungary. The Bank's principal business is commercial banking. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of the Bank.

      During the last five years, neither the Bank, nor, to the Knowledge of the Bank, the Bank's directors and executive officers, have (1) been convicted in a criminal proceeding, or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable.

4.    PURPOSE OF TRANSACTION.

      As a result of the Bank's review of its portfolio, the Bank decided to sell the Common Stock, Unsecured Notes and Warrants of the Company that it acquired on or about May 10, 1999. The information set forth in Item 6 is incorporated by reference into this Item 4.

      Except as described below in Item 6 below, the Bank does not have, nor to the Knowledge of Bank, the directors and executive officers of the Bank, any plans or proposals with respect to securities of the Company or the Company itself.

5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b). As of October 10, 2003, the Bank does not own or have the sole power to vote, to direct the vote, to dispose of, and/or to direct the disposition of the Common Stock of the Company. Until such time as the Bank is able to transfer the Warrants which is planned to occur on or around January 1, 2004, the Bank shall take such action with respect to the Warrants, if any, as requested by Buyer; provided however, that the Warrants are not exercisable in whole or in part prior to January 1, 2004. See Item 6 and the exhibits to this Amendment to Schedule 13D for more information.

      (c). To the Bank's knowledge, neither the Bank nor any person listed on Schedule A nor the Buyers, have engaged in transactions in the Company's Common Stock during the sixty days prior to the date of this Amendment to Schedule 13D.

      (d). Except as described above, no other person is known to have power to direct receipt of dividends from, or proceeds from the sale of such securities.

      (e). October 10, 2003.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Bank entered into five separate agreements with respect to sale of the Common Stock, Unsecured Notes and Warrants. Each agreement is dated as of September 26, 2003. They are as follows:

      (1) Agreement for the Purchase and Sale of Shares, pursuant to which the Bank sold 600,000 shares of Common Stock of the Company to CDC Securities for $3,050,000.

      (2) Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, pursuant to which the Bank sold 280,000 shares of Common Stock of the Company to Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio for $1,293,906.

      (3) Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, pursuant to which the Bank sold 1,548,572 shares of Common Stock of the Company to Ashmore Global Special Situations Fund Limited for $7,156,094.

      (4) Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, pursuant to which the Bank sold US$21,000,000 in face value of Unsecured Notes and the beneficial interest in 21 Warrants (each to purchase 100,000 shares of Common Stock of the Company) to Asset Holder PCC Limited re:
Ashmore Emerging Market Liquid Investment Portfolio for $16,800,000.

      (5) Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, pursuant to which the Bank sold US$4,000,000 in face value of Unsecured Notes and the beneficial interest in 4 Warrants (each to purchase 100,000 shares of Common Stock of the Company) to Ashmore Emerging Market Debt Fund for US$3,200,000.

      The descriptions of the transactions set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, which are filed with this Schedule 13D and incorporated by reference into this response to Item 6.

      As indicated in the Schedule 13D previously filed with the Commission, the Warrants are not exercisable nor transferable until January 1, 2004. Accordingly, until the transfer of the Warrants occurs, which is expected to be on or around January 1, 2004, the Bank shall take such action with respect to the Warrants, if any, as requested by the relevant Buyer; provided however, that the Warrants are not exercisable in whole or in part prior to January 1, 2004.

      The Warrants are subject to cancellation in whole or in part upon repayment of a proportionate amount of the US$25,000,000 of the Company's Floating Rate Unsecured Notes due 2007 (the "Unsecured Notes") and the payment to the holders of canceled Warrants of an amount equal to 7.5% of the principal amount of the Unsecured Notes repaid. The Warrants expire on March 31, 2007. The exercise price is US$10.00 per share.

7.    MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                               DESCRIPTION
-------     --------------------------------------------------------------------
   1        Agreement for the Purchase and Sale of Shares dated as of September
            26, 2003, by and among Postabank es Takarekpenztar Rt. and CDC
            Securities

    2       Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants dated as of September 26, 2003, by and among Postabank es
            Takarekpenztar Rt. and Asset Holder PCC No. 2 Limited re: Ashmore
            Emerging Economy Portfolio, as amended by Amendment No. 1 to the
            Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants, dated October 10, 2003

   3        Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants dated as of September 26, 2003, by and among Postabank es
            Takarekpenztar Rt. and Ashmore Global Special Situations Fund
            Limited, as amended by Amendment No. 1 to the Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated
            October 10, 2003

   4        Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants dated as of September 26, 2003, by and among Postabank es
            Takarekpenztar Rt. and Asset Holder PCC Limited re: Ashmore Emerging
            Market Liquid Investment Portfolio, as amended by Amendment No. 1 to the Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated October 10, 2003

   5        Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants dated as of September 26, 2003, by and among Postabank es
            Takarekpenztar Rt. and Ashmore Emerging Market Debt Fund, as amended by Amendment No. 1 to the Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated October 10, 2003


      The Bank agrees, upon request, to furnish to the Securities and Exchange Commission a copy of any exhibit to the forms of agreements set forth above.

                                   SCHEDULE A

1. DIRECTORS AND EXECUTIVE OFFICERS OF POSTABANK ES TAKAREKPENZTAR RT. The name and present principal occupation or employment of each director and executive officer of the Bank and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Postabank es Takarekpenztar Rt., H-1132, Vaci ut 48, Budapest, Hungary. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Bank. All directors and executive officers listed below are citizens of Hungary.

                                                   Present Principal
      Name                                      Occupation or Employment
----------------------      ------------------------------------------------------------------------
Bela Singlovics             Chief Executive Officer and Member, Board of Directors
Zsolt Konye                 Deputy CEO, Chief Financial Officer and Member, Board of Directors
Katalin Igaz                Deputy CEO, responsible for privatisation, treasury and subsidiaries and
                            Member, Board of Directors
Beatrix Palotai Varga       Deputy CEO, Head of Risk Management Division
Dr. Julia Kiraly            President of the Board of Directors
Peter Basch                 Member, Board of Directors
Balint Csikos               Member, Board of Directors
Gabor Juranyi               Member, Board of Directors
Dr. Peter Kazar             Member, Board of Directors
Imre Kocsis                 Member, Board of Directors
Dr. Akos Macher             Member, Board of Directors
Otto Redei                  Member, Board of Directors
Dr. Gyula Bakacsi           Member, Supervisory Board
Peter Beres                 Member, Supervisory Board
Dr. Andras Bognar           Member, Supervisory Board
Jozsef Czeto                Member, Supervisory Board
Janos Dombi                 Member, Supervisory Board
Dr. Ferenc Halasz           Member, Supervisory Board
Dr. Erzsebet Konczol        Member, Supervisory Board
Dr. Gyorgy Kratochwill      Member, Supervisory Board

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2003                  POSTANK ES TAKAREKPENZTAR RT.

                                         By:/s/ Bela Singlovics
                                            ------------------------------------
                                            Name: Bela Singlovics
                                            Title: Chief Executive Officer

                                         POSTANK ES TAKAREKPENZTAR RT.

                                         By:/s/ Katalin Igaz
                                            ------------------------------------
                                            Name: Katalin Igaz
                                            Title: Deputy Chief Executive
                                                   Officer

                                  EXHIBIT INDEX

EXHIBIT                                DESCRIPTION
-------     --------------------------------------------------------------------
   1        Agreement for the Purchase and Sale of Shares dated as of September
            26, 2003 by and among Postabank es Takarekpenztar Rt. and CDC
            Securities

   2        Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants dated as of September 26, 2003, by and among Postabank es
            Takarekpenztar Rt. and Asset Holder PCC No. 2 Limited re: Ashmore
            Emerging Economy Portfolio, as amended by Amendment No. 1 to the
            Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants, dated October 10, 2003

   3        Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants dated as of September 26, 2003, by and among Postabank es
            Takarekpenztar Rt. and Ashmore Global Special Situations Fund
            Limited, as amended by Amendment No. 1 to the Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated
            October 10, 2003

   4        Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants dated as of September 26, 2003, by and among Postabank es
            Takarekpenztar Rt. and Asset Holder PCC Limited re: Ashmore Emerging
            Market Liquid Investment Portfolio, as amended by Amendment No. 1 to the Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated October 10, 2003

   5        Agreement for the Purchase and Sale of Shares, Unsecured Notes and
            Warrants dated as of September 26, 2003, by and among Postabank es
            Takarekpenztar Rt. and Ashmore Emerging Market Debt Fund, as amended by Amendment No. 1 to the Agreement for the Purchase and Sale of Shares, Unsecured Notes and Warrants, dated October 10, 2003


      The Bank agrees, upon request, to furnish to the Securities and Exchange Commission a copy of any exhibit to the forms of agreements set forth above.